FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2003

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No X
   ---    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________________.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Banco Itau Holding Financeira S.A.
                                                      (Registrant)


Date: March 25, 2003              By:  /s/ Alfredo Egydio Setubal
                                      ----------------------------
                                      Name:   Alfredo Egydio Setubal
                                      Title:  Investor Relations Officer

                                  By:  /s/ Silvio Aparecido de Carvalho
                                      ----------------------------------
                                      Name:   Silvio Aparecido de Carvalho
                                      Title:  Chief Accounting Officer




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                                  EXHIBIT INDEX


99.1 Notice to Stockholders - Exercise of Dissenting Rights
99.2 Announcement to the Market Re: The Company's new legal name and their Adhesion to the Sao Paulo Stock Exchange's (Bovespa) Level I Corporate Governance
99.3 Stockholders of Banco Itau Holding Fonanceira S.A. are hereby invited by the to an extraordinary general meeting to be held on April 9, 2003
99.4 Results from the extraordinary general meeting that was held on March 24, 2003
99.5 Further Results from the extraordinary general meeting that was held on March 24, 2003
99.6 Additional Results from the extraordinary general meeting that was held on March 24, 2003
99.7 Banco Itau Holding Financeira S.A. notifying holders of their right of withdrawal pursuant to Article 137 of Lei 6,404 date December 15, 1976